SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2(b)
(Amendment No.     )1
Alsius Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
021211107
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐  Rule 13d-1(b)
☐  Rule 13d-1(c)
☑  Rule 13d-1(d)
1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	021211107	13G	Page	2	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mayfield VIII Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		898,984

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

898,984

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

898,984

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12	TYPE OF REPORTING PERSON

OO

CUSIP No.	021211107	13G	Page	3	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mayfield VIII, a California Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		854,036

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

854,036

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

854,036

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.1%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	021211107	13G	Page	4	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mayfield Associates Fund III, a California Limited Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

California

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,948

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

44,948

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,948

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.2%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	021211107	13G	Page	5	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Yogen K. Dalal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		972,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

972,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

972,394

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	021211107	13G	Page	6	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) F. Gibson Myers, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		898,984

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

898,984

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

898,984

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	021211107	13G	Page	7	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin A. Fong

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		898,984

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

898,984

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

898,984

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.3%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	021211107	13G	Page	8	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William D. Unger

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		972,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

972,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

972,394

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	021211107	13G	Page	9	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Wendell G. Van Auken, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		972,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

972,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

972,394

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON

IN

CUSIP No.	021211107	13G	Page	10	of	24	pages.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) A. Grant Heidrich, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.

	5	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		972,394

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	8	SHARED DISPOSITIVE POWER

972,394

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

972,394

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.6%

12	TYPE OF REPORTING PERSON

IN

Item 1.
(a)	Name of Issuer:

Alsius Corporation

(b)	Address of Issuer’s Principal Executive Offices:

15770 Laguna Canyon Road, Suite 150 Irvine, CA 92618
Item 2.
(a)	Name of Persons Filing:

Mayfield VIII Management, L.L.C.
Mayfield VIII, a California Limited Partnership
Mayfield Associates Fund III, a California Limited Partnership
Yogen K. Dalal
F. Gibson Myers, Jr.
Kevin A. Fong
William D. Unger
Wendell G. Van Auken, III
A. Grant Heidrich, III

(b)	Address of Principal Business Office:

c/o Mayfield Fund 2800 Sand Hill Road, Suite 250 Menlo Park, CA 94025

(c)	Citizenship:

Mayfield VIII, a California Limited Partnership and Mayfield Associates Fund III, a California Limited Partnership are California limited partnerships.

Mayfield VIII Management, L.L.C. is a Delaware limited liability company.

The individuals listed in Item 2(a) are U.S. citizens.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

021211107

Page 11 of 24 pages.

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable
Item 4. Ownership.
The information regarding ownership as set forth in Items 5-9 of Pages 2-10 hereto, is hereby incorporated by reference.

For a summary of total ownership by all Reporting Persons, see Exhibit 3 hereto.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
Not applicable.

Page 12 of 24 pages.

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

MAYFIELD VIII MANAGEMENT, L.L.C.
By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD VIII, A CALIFORNIA LIMITED PARTNERSHIP
By:	Mayfield VIII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND III, A CALIFORNIA LIMITED PARTNERSHIP
By:	Mayfield VIII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

YOGEN K. DALAL
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

F. GIBSON MYERS, JR.
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

KEVIN A. FONG
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

WILLIAM D. UNGER
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 13 of 24 pages.

WENDELL G. VAN AUKEN, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

A. GRANT HEIDRICH, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 14 of 24 pages.

EXHIBIT INDEX

Exhibit 1 -	JOINT FILING AGREEMENT
Exhibit 2 -	POWERS OF ATTORNEY
Exhibit 3 -	OWNERSHIP SUMMARY

Page 15 of 24 pages.

EXHIBIT 1
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k)(1)(iii), we the undersigned agree that the Schedule 13G, to which this Joint Filing Agreement is attached as Exhibit 1, is filed on behalf of each of us.
Date: February 14, 2008

MAYFIELD VIII MANAGEMENT, L.L.C.
By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD VIII, A CALIFORNIA LIMITED PARTNERSHIP
By:	Mayfield VIII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

MAYFIELD ASSOCIATES FUND III, A CALIFORNIA LIMITED PARTNERSHIP
By:	Mayfield VIII Management, L.L.C.
Its General Partner

By:	/s/ James T. Beck
James T. Beck, Authorized Signatory

YOGEN K. DALAL
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

F. GIBSON MYERS, JR.
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

KEVIN A. FONG
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 16 of 24 pages.

WILLIAM D. UNGER
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

WENDELL G. VAN AUKEN, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

A. GRANT HEIDRICH, III
By:	/s/ James T. Beck
James T. Beck, Attorney In Fact

Page 17 of 24 pages.

EXHIBIT 2
POWERS OF ATTORNEY
POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield, and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ Yogen K. Dalal

Page 18 of 24 pages.

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield), and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ Frank G. Myers, Jr.

Page 19 of 24 pages.

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield), and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ Kevin A. Fong

Page 20 of 24 pages.

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield), and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ William D. Unger

Page 21 of 24 pages.

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield), and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ Wendell G. Van Auken, III

Page 22 of 24 pages.

POWER OF ATTORNEY
Know all by these presents, that the undersigned hereby authorizes James T. Beck, Harvey Schloss and David L. Bandy to execute for and on behalf of the undersigned, in the undersigneds individual capacity and in the undersigneds capacity as a member of any limited liability company and partner of any general or limited partnership, (i) any and all filings pursuant to Section 16 of the Securities Exchange Act of 1934 (the Exchange Act), including any and all Forms 3, 4 and 5, and Section 13 of the Exchange Act, including Schedules 13D and 13G, and any amendments thereto and joint filing agreements and other documents in connection therewith, and (ii) any applications for EDGAR access codes, including the Form ID, in each case as may be required to be filed from time to time with the U. S. Securities and Exchange Commission with respect to any investments of Mayfield Fund and its affiliates (collectively, Mayfield), and cause any and all of such forms, schedules, agreements and documents to be filed with the U. S. Securities and Exchange Commission pursuant to Section 13 and Section 16 of the Exchange Act, relating to the undersigneds direct or indirect beneficial ownership of securities (in the undersigneds individual capacity, or in the undersigneds capacity as a member of any limited liability company or partner in any general or limited partnership). The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-facts substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming, nor is Mayfield assuming, any of the undersigneds responsibilities to comply with Section 16 or Section 13 of the Exchange Act.
This Power of Attorney shall remain in full force and effect until the undersigned is no longer an employee, member or partner of Mayfield, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.
IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 16th day of September, 2002.
/s/ A. Grant Heidrich, III

Page 23 of 24 pages.

EXHIBIT 3

					Percent of Class
	Number of Shares		Number of Shares		Beneficially Owned
Name of Reporting Person	(Direct) (7)		(Indirect)		(1)
Mayfield VIII Management, L.L.C.	-0-		898,984	(2)(3)	4.3%
Mayfield VIII, a California Limited Partnership	854,036	(2)	-0-		4.1%
Mayfield Associates Fund III, a California Limited Partnership	44,948	(3)	-0-		0.2%
Yogen K. Dalal	-0-		972,394	(4)(5)	4.6%
William D. Unger	-0-		972,394	(4)(5)	4.6%
Wendell G. Van Auken, III	-0-		972,394	(4)(5)	4.6%
A. Grant Heidrich, III	-0-		972,394	(4)(5)	4.6%
F. Gibson Myers, Jr.	-0-		898,984	(4)	4.3%
Kevin A. Fong	-0-		898,984	(4)	4.3%
Fever Trust III	73,410		-0-		0.4%
Robert T. Vasan	-0-		73,410	(5)	0.4%
TOTAL	972,394				4.6%

(1)	The respective percentages set forth in this column were obtained by dividing the number of shares by the aggregate number of shares outstanding as reported in the Issuer’s Form 10-Q for the period ended September 30, 2007.

(2)	Represents shares held directly by Mayfield VIII, a California Limited Partnership (“Mayfield VIII”), of which Mayfield VIII Management, L.L.C. (“Mayfield VIII Management”) is the General Partner.

(3)	Represents shares held directly by Mayfield Associates Fund III, a California Limited Partnership (“Mayfield Associates III”), of which Mayfield VIII Management is the General Partner.

(4)	Includes shares held directly by Mayfield VIII and Mayfield Associates III. Yogen K. Dalal, William D. Unger, Wendell G. Van Auken III, A. Grant Heidrich, III, F. Gibson Myers, Jr. and Kevin A. Fong are Managing Members of Mayfield VIII Management, which is the general partner of Mayfield VIII and Mayfield Associates III. Messrs. Dalal, Unger, Van Auken, Heidrich, Myers and Fong may be deemed to have shared voting and dispositive power over the shares which are or may be deemed to be beneficially owned by Mayfield VIII and Mayfield Associates III, but each disclaims such beneficial ownership.

(5)	Includes 73,410 shares held in Fever Trust III, a trust for which Messrs. Dalal, Unger, Van Auken and Heidrich serve as trustees, and for which they, or their family trusts, are trustors and beneficiaries. Messrs. Dalal, Unger, Van Auken and Heidrich may be deemed to have shared voting and dispositive power over the shares held in Fever Trust III, but each disclaims such beneficial ownership.

(7)	Each individual Reporting Person expressly disclaims that he or she is the beneficial owner of any shares which are or may be deemed to be beneficially owned by any other individual Reporting Person in his or her individual capacity.

Page 24 of 24 pages.